(Check One):	SECURITIES AND EXCHANGE COMMISSION
☒ Form 10-K	Washington, D.C. 20549
☐ Form 20-F
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25	Commission File No. 1-9117
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on From 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Ryerson Inc.

Full Name of Registrant:

Ryerson Tull, Inc.

Former Name if Applicable

2621 West 15th Place

Address of Principal Executive Office:

Chicago, IL 60608

City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 13, 2006, the Audit Committee of the Company’s Board of Directors approved the recommendation of the Company’s management to restate the Company’s (i) consolidated balance sheet as of December 31, 2004, (ii) consolidated statements of operations and reinvested earnings and statements of cash flows for the years ended December 31, 2004 and 2003, and (iii) unaudited consolidated financial statements for the nine months ended September 30, 2005 and 2004 and each of the quarters and year-to-date periods therein, as more fully described in its Current Report on Form 8-K dated March 17, 2006. In connection with the restatement, management will conclude in Management’s Report on Internal Control over Financial Reporting in its Annual Report on Form 10-K for the year ended December 31, 2005 that the Company’s internal control over financial reporting was not effective as of December 31, 2005, nor was it effective at December 31, 2004. The Company’s management has concluded that material weakness existed as of December 31, 2005 and 2004, as more fully described in the Company’s Current Report on Form 8-K dated March 17, 2006. Due to the additional time required to complete the restatement, prepare financial statements and complete the assessment of internal control over financial reporting as of December 31, 2005, the Company is not able to file its Annual Report on Form 10-K for the year ended December 31, 2005 by March 16, 2005, without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Virginia Dowling (Name)	(773) (Area Code)	788-3700 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in the registrant’s press release issued on February 16, 2006, which was furnished to the Securities and Exchange Commission on Form 8-K on February 17, 2006, the registrant had net income of $104.2 million for the year ended December 31, 2005 compared to a net income of $54.5 million for year ended December 31, 2004. More detailed information about the anticipated change from those amounts as a result of the restatement is contained in the Company’s Current Report on Form 8-K dated March 17, 2006 and incorporated by reference hereby.

Ryerson Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2006	By:	/s/ Lily L. May
Lily L. May,
Vice President, Controller and Chief Accounting Officer